Puda Coal, Inc.
426 Xuefu Street, Taiyuan, Shanxi Province
The People’s Republic of China  030006

January 27, 2010 Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC  20549-7410
Attention: Ms. Tarik Gause

Re:	Puda Coal, Inc.
Registration Statement on Form S-3
Filed: December 3, 2009
File No. 333-163474

Dear Mr. Gause:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puda Coal, Inc. (the “Company”) hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 12:00 PM Washington, D.C. local time on January 29, 2010, or as soon thereafter as possible.

The Company acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact our legal counsel Stephen M. Davis, Esq. at 212 813-8804 or Catherine Pan, Esq. at 212 459-7057.

Sincerely,

Puda Coal, Inc.

/s/Qiong Wu
Qiong Wu
Chief Financial Officer

cc:           Stephen M. Davis, Esq. and Catherine Pan, Esq. (Goodwin Procter LLP)